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Matthew R. DiClemente

mdiclemente@stradley.com

215.564.8173

June 25, 2021

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       James Alpha Funds Trust (the “Trust”)

File Nos. 333-249652 and 811-23611

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), submitted electronically via EDGAR is Post-Effective Amendment No. 4 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. This Amendment is being filed to add two new series of shares to the Trust, designated as the Easterly Snow Small Cap Value Fund and Easterly Snow Long/Short Opportunity Fund series of shares (the “Funds”).

The Trust intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the pusposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and the statement of additional information.

Please direct questions and comments relating to this filing to me at the above number.

Sincerely,

/s/ Matthew R. DiClemente

Matthew R. DiClemente, Esquire

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